

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

Via E-mail
Lars Aarup Poulsen
Chief Executive Officer
Sealand Natural Resources Inc.
50 W. Liberty Street #880
Reno, Nevada 89501

>   **Re: Sealand Natural Resources Inc.**
>   **Amendment to Form 8-K**
>   **Filed May 3, 2013**
>   **Form 10-Q for the Quarterly Period Ended February 28, 2013**
>   **Filed April 22, 2013**
>   **File: 333-175590**

Dear Mr. Poulsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 3

1. We note your response to comment 3 of our letter dated March 21, 2013. Please clarify the reference to "EC Framework 7 Programme, Document FP7, call: KBBE2007-1-2-06," and provide the information requested in our prior comment.

Raw Materials and Other Supplies, page 6

2. We note your response to comment 5 of our letter dated March 21, 2013. Please disclose the identity of your principal suppliers. See Item 101(h)(4)(v) of Regulation S-K. In

addition, if material and your business is substantially dependent on any of these agreements, please file the agreements as exhibits to the Form 8-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Intellectual Property, page 6

3. We note your response to comment 6 of our letter dated March 21, 2013. Please clarify whether you have a patent for your "proprietary core raw material processes." Also disclose the duration of the two trademarks, Birchia, and VitaBirk.

Properties, page 7

4. Please include Item 102 of Regulation S-K information relating to your principal executive offices in Reno, Nevada.

Results of Operations, page 15

5. We note your response to comment 13 of our letter dated March 21, 2013. In order to better understand your results of operations, please also describe your expenses for research and development, and your costs for contracting for harvesting of raw materials and distribution. You briefly mention these expenses under Description of Business on pages 5 and 6.

Exhibit 99.2 – Interim Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6. Please clarify for us why you included an audit report on the annual financial statements here or revise to remove.

Form 10-Q for Quarterly Period Ended February 28, 2013

General

7. Please note that your financial statements for periods prior to the merger should be retroactively restated to give effect to the merger (e.g. shares outstanding and earnings per share should be recast for all historical periods to reflect the exchange ratio). Please advise or revise.

8. Considering the significant equity transactions during the period, please amend to provide a statement of stockholders' equity.

Statement of Operations, page F-2

9. We note that you recorded $78,469 other office and miscellaneous expenses for the nine months ended February 28, 2013, which is not consistent with the cumulative other office and miscellaneous expenses in an amount of $27,454 recorded for the period from the inception on May 23, 2011 through February 28, 2013. Please revise to reconcile the difference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li, at (202) 551-3335, or Brian K. Bhandari, at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713, with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Blake Baron, Esq.
        Anslow & Jaclin, LLP